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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

 FILED PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                     AND RULE 13A-17 OR 15D-17 THEREUNDER


                       ADVANCED TISSUE SCIENCES, INC.
                       ------------------------------
                (Exact name of issuer as specified in charter)

         10933 North Torrey Pines Road, La Jolla California  92037
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                  (Address of principal executive offices)

       Issuer's telephone number, including area code  (619) 450-5730
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                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

INDICATE ANY CHANGE (INCREASE OR DECREASE) OF 5% OR MORE IN THE NUMBER OF SHARES OUTSTANDING:
1.     TITLE OF SECURITY     Common Stock, par value $.01 per share
                         --------------------------------------------------
2.     NUMBER OF SHARES OUTSTANDING BEFORE THE CHANGE     31,217,656
                                                      ---------------------
3.     NUMBER OF SHARES OUTSTANDING AFTER THE CHANGE     33,886,088
                                                      ---------------------
4.     EFFECTIVE DATE OF CHANGE  The shares were issued in a series of
                                -------------------------------------------
       private  placements in which the final number of shares to be issued
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       was determined over valuation periods ending on January 17, 1996.
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5.     METHOD OF CHANGE:

       SPECIFY METHOD (SUCH AS MERGER ACQUISITION, EXCHANGE, DISTRIBUTION, STOCK SPLIT, ACQUISITION OF STOCK FOR TREASURY, ETC.)
       Issuance of shares of Common Stock in connection with a series of
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       private placements.
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       GIVE BRIEF DESCRIPTION OF TRANSACTION  The Registrant issued an
                                             ------------------------------
       aggregate of 2,614,432 shares of its Common Stock pursuant to
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       Regulation D to the Securities Act of 1933.
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                        II.  CHANGE IN NAME OF ISSUER

1.     NAME PRIOR TO CHANGE          Not Applicable
                            -----------------------------------------------
2.     NAME AFTER CHANGE             Not Applicable
                         --------------------------------------------------
3.     EFFECTIVE DATE OF CHARTER AMENDMENT CHANGING NAME   Not Applicable
                                                         ------------------
4.     DATE OF SHAREHOLDER APPROVAL OF CHANGE, IF REQUIRED  Not Applicable
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DATE     January 23, 1996                 /s/  Arthur J. Benvenuto
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                                         Arthur J. Benvenuto
                                         Chairman and Chief Executive Officer